Exhibit 99.1

China Cord Blood Corporation’s Special Committee Appoints
Independent Financial Advisor and Legal Counsel to Evaluate
Non-binding “Going Private” Proposal

HONG KONG, China, June 2, 2015 — China Cord Blood Corporation (NYSE: CO) (“CCBC,” the “Company,” “we,” “us” and “our”), China’s leading provider of cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services, today announced that the Special Committee of the Company’s board of directors (the “Special Committee”) has appointed Houlihan Lokey (China) Limited as its independent financial advisor, Cleary Gottlieb Steen & Hamilton LLP as its United States legal counsel and Maples & Calder as its Cayman Islands legal counsel.

As previously announced, the Company’s board of directors formed the Special Committee to review and evaluate the April 27, 2015 non-binding proposal from Golden Meditech Holdings Limited (“Golden Meditech”) to acquire all of the outstanding ordinary shares of the Company not already directly or indirectly owned by Golden Meditech in a “going private” transaction.

The Special Committee is considering Golden Meditech’s proposal as well as the Company’s other alternatives. The Special Committee has not set a definitive timetable to complete its evaluation of Golden Meditech’s proposal or any other alternative and does not currently intend to announce developments unless and until an agreement has been reached. There can be no assurance that the Special Committee will recommend Golden Meditech’s proposal, nor can there be any assurance as to when, if ever, or on what terms any alternative transaction will be consummated.

About China Cord Blood Corporation

China Cord Blood Corporation is the first and largest umbilical cord blood banking operator in China in terms of geographical coverage and the only cord blood banking operator with multiple licenses. Under current PRC government regulations, only one licensed cord blood banking operator is permitted to operate in each licensed region and only seven licenses have been authorized as of today. China Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services. For more information, please visit our website at http://www.chinacordbloodcorp.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this press release is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this press release is issued, and the Company does not intend to update any of the forward-looking statements after the date this press release is issued to conform these statements to actual results, unless required by law.

For more information, please contact:

China Cord Blood Corporation

Investor Relations Department

Tel: (+852) 3605-8180

Email: ir@chinacordbloodcorp.com

ICR, Inc.

William Zima

Tel: (+86) 10-6583-7511

U.S. Tel: (646) 405-5185

Email: William.zima@icrinc.com